                                                           Exhibit 99 (a)(5)(vi)

                         [LETTERHEAD OF GRUBB & ELLIS]
                                                                    News Release


FOR IMMEDIATE RELEASE                                   Contact:  Noeleen Colgan
                                                                  847.753.7594


               GRUBB & ELLIS COMPANY ANNOUNCES PRELIMINARY RESULTS
                            OF ITS SELF-TENDER OFFER

NORTHBROOK, Ill., Jan. 25, 2001 -- Grubb & Ellis Company (NYSE: GBE) announced the completion of its previously announced cash offer to purchase up to 7,000,000 shares of its common stock at a price of $7.00 per share. The cash offer expired at 5:00 p.m. EST, on January 24, 2001.

     Approximately 19,556,402 shares of common stock were tendered pursuant to the offer, of which 371,958 shares were tendered pursuant to notices of guaranteed delivery.

     Based on preliminary results which indicate that the offer is oversubscribed, a proration factor of approximately 35.8 percent for shares tendered will be applied; i.e., 35.8 percent of each stockholder's tendered shares will be repurchased, except that all shares tendered from holders of less than 100 shares will be purchased by the company. The estimated proration factor is subject to change. The final proration factor is expected to be announced on or about January 31, 2001.

     As of January 24, 2001, the company had 19,970,523 shares of its common stock outstanding and 4,836,854 shares reserved for issuance upon exercise of outstanding options and warrants. As a result of the completion of the offer, the company expects to have approximately 13,253,681 shares of its common stock issued and outstanding as of the time immediately following payment for the tendered shares.

                                    - more -

GRUBB & ELLIS ANNOUNCES TENDER OFFER RESULTS
ADD ONE

     Grubb & Ellis Company is one of the nation's largest commercial real estate services firms. Through its offices, affiliates and global strategic alliance with Knight Frank, one of the leading property consulting firms in Europe, Africa and Asia Pacific, the company provides a full range of real estate services, including advisory, management and consultative services, to users and investors worldwide. With the collective resources of approximately 8,000 people in over 200 offices in 27 countries, Grubb & Ellis professionals arrange the sale or lease of such business properties as industrial, retail and office buildings, as well as the acquisition and disposition of multi-family and hospitality properties and commercial land. Major multiple-market clients have a single point of contact through the firm's corporate and institutional units for coordination of all of the firm's services as well as site selection, feasibility studies, market forecasts and research. For more information, visit the company's website at www.grubb-ellis.com.


                                      ###